Almaden Files Updated Preliminary Economic Assessment Technical Report for Its Ixtaca Gold-Silver Deposit, Mexico

VANCOUVER, BC -- (Marketwired - January 22, 2016) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) announces that the independent NI 43-101 Preliminary Economic Assessment Update Technical Report (the "PEA"), for its gold-silver Ixtaca Deposit, Mexico, has been completed and filed on SEDAR. A summary of findings from the PEA were announced in Almaden's press release issued December 9th, 2015. The full report, "Preliminary Economic Assessment of the Ixtaca Project", prepared by Moose Mountain Technical Services ("MMTS") can be obtained from www.sedar.com. The independent qualified persons responsible for preparing the Ixtaca PEA are Tracey Meintjes, P.Eng. and Jesse Aarsen, P.Eng. of MMTS, Ken Embree, P.Eng. of Knight Piesold Ltd. ("KP"), Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release.

It should be noted that this PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA forecast will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with reporting standards in Canada. We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Therefore, United States investors are also cautioned not to assume that all or any part of the "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category.

About Almaden

Almaden Minerals Ltd. is a well financed company which owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Limited
604.689.7644
info@almadenminerals.com
www.almadenminerals.com